

SE. 13014718 'MISSION
Washington, D.C. 20549

SEC
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FEB 2 8 2013

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2012___ AND ENDING___December 31, 2012___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Stewart Securities, Inc. dba Accelerated Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18301 Von Karman Ave   Suite 400
_____
                          (No. and Street)

Irvine   California   92612
_____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Miiler   (714) 619-9699
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
_____
               (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Wayne Miiller_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Mark Stewart Securities Inc, dba Accelerated Capital_____ , as

of _____December 31_____ , 20_12_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of _____
County of _____
Subscribed and sworn to (or affirmed) before me on
this ____ day of _____, _____ by
_____ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
                Notary Public

_____
                Signature

_____
                Title

OFFICIAL SEAL
RYAN M. LOVETT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Sept. 25, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mark Stewart Securities, Inc. dba Accelerated Capital Group:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Accelerated Capital Group, (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accelerated Capital Group as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	212,969
Deposit with clearing organization		15,000
Concessions receivable		61,628
Marketable securities, at fair market value		22,172
Receivable from related party		34,100
Property and equipment, net		9,506
Deposits and prepaid expenses		23,255
Total assets	$	378,630

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	6,250
Commissions payable		43,671
Income taxes payable		1,600
Total liabilities		51,521

Stockholders' equity

Common stock, $0.001 par value, 5,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Additional paid-in capital	549,555
Accumulated deficit	(224,446)
Preferred stock, Series A Convertible, $0.001 par value, 4,000 shares authorized, 250 shares issued and outstanding	-
Total stockholders' equity	327,109
Total liabilities and stockholders' equity	$ 378,630

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Statement of Income
For the Year Ended December 31, 2012

Revenues

Commissions	$	3,440,078
Consulting income		32,750
Interest & dividend income		53
Net investment gains (losses)		5,241
Other income		39,840
Total revenues		3,517,962

Expenses

Employee compensation and benefits	96,671
Commission expense	2,911,072
Communications	26,542
Occupancy and equipment rental	56,629
Other operating expenses	244,101
Total expenses	3,335,015
Net income (loss) before income tax provision	182,947

Income tax provision		800
Net income (loss)	$	182,147

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2011	$ 2,000	$ 504,555	$ (406,593)	$ 99,962
Capital contributions	-	45,000	-	45,000
Net income (loss)	-	-	182,147	182,147
Balance at December 31, 2012	$ 2,000	$ 549,555	$ (224,446)	$ 327,109

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:

Net income (loss)		$ 182,147
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 2,461	
(Increase) decrease in assets:		
Receivable from clearing organizations	14,926	
Deposit with clearing organization	(5,000)	
Concessions receivable	(26,680)	
Marketable securities, at fair market value	(21,783)	
Receivable from related party	(4,600)	
Deposits and prepaid expenses	(7,832)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(1,796)	
Commissions payable	10,008	
Income taxes payable	800	
Total adjustments		(39,496)
Net cash provided by (used in) operating activities		142,651
Cash flow from investing activities:		
Purchase of property and equipment	(891)	
Net cash provided by (used in) in investing activities		(891)
Cash flow from financing activities:		
Capital contribution	45,000	
Net cash provided by (used in) financing activities		45,000
Net increase (decrease) in cash		186,760
Cash at beginning of year		26,209
Cash at end of year		$ 212,969

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mark Stewart Securities, Inc. dba Accelerated Capital Group (the "Company") was incorporated in the State of California on May 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including operating a general securities business on a fully disclosed basis and specializing in Regulation D offerings on a best efforts basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concessions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2012 the depoist held at clearing of $15,000 was pursuant to these clearance agreements.

Note 3: MARKETABLE SECURITIES, AT FAIR MARKET VALUE

Marketable securities, at fair market value consist of corporate stocks and other marketable securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2012, these securities are carried at their fair market value of $22,172. The accounting for the mark-to-market on these securities is included in the Statement of Income as net investment gains of $5,241.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Machinery and Equipment	$ 25,748	5
Furniture and Fixtures	20,468	7
Auto	23,805	5
Total cost of property and equipment	70,021	
Less: accumulated depreciation	(60,515)	
Property and equipment, net	$ 9,506	

Depreciation expense for the year ended December 31, 2012 was $2,461.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company has available at December 31, 2012, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $25,933 that begins to expire in the year 2030. A 100% valuation allowance had been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6:   RECEIVABLE FROM RELATED PARTY

The receivable from related party represents advances against future commissions, to the Company's registered representatives. These advances are non-interest bearing and uncollateralized. The registered representatives are repaying the advances with their earned commissions. The outstanding balance of the receivables from related party at year end was $34,100.

Note 7:   SERIES A CONVERTIBLE

In April of 2010, the Company amended its Articles of Incorporation to designate 4,000 shares of its authorized preferred stock, as Series A Convertible preferred stock (the "Preferred Stock"). The Preferred Stock carries a par value of $0.001. Each share is convertible at the option of the holder into sixteen hundredths of one percent (0.016%) of the Company's outstanding shares of common stock. The Preferred Stock were sold for $1,000 per share.

At December 31, 2012, the Company had 250 shares of Preferred Stock outstanding, which are convertible into 4% of the company's outstanding shares of common stock.

Note 8:   FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.;

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. ;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ 22,172	$ 22,172	$ -	$ -
Total	$ 22,172	$ 22,172	$ -	$ -

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 10:   RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Notes to Financial Statements
December 31, 2012

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $220,119 which was $215,119 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($51,521) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $9,852 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 210,267
Adjustments:		
Accumulated deficit	$ 4,121	
Non-allowable assets	5,731	
Total adjustments		9,852
Net capital per audited statements		$ 220,119

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2012

Computation of net capital

Common stock	$	2,000		
Additional paid-in capital		549,555		
Accumulated deficit		(224,446)		
Total stockholders' equity			$	327,109
Less: Non-allowable assets				
Marketable securities, at fair market value		(22,172)		
Receivable from related party		(34,100)		
Property and equipment, net		(9,506)		
Concessions receivable, in excess of payable		(17,957)		
Deposits and prepaid expenses		(23,255)		
Total non-allowable assets				(106,990)
Net capital				220,119

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	3,435		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	215,119
Ratio of aggregate indebtedness to net capital		0.23 : 1		

There was a difference of $9,852 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012 (See Note 12).

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirements is not applicable to Mark Stewart Securities, Inc. dba Accelerated Capital Group as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Mark Stewart Securities, Inc. dba Accelerated Capital Group as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Mark Stewart Securities, Inc. dba Accelerated Capital Group

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mark Stewart Securities, Inc. dba Accelerated Capital Group:

In planning and performing our audit of the financial statements of Accelerated Capital Group, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

> The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

Mark Stewart Securities, Inc. dba Accelerated Capital Group

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mark Stewart Securities, Inc. dba Accelerated Capital Group

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Accelerated Capital Group and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Accelerated Capital Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accelerated Capital Group's management is responsible for the Accelerated Capital Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Accelerated Capital Group supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

Mark Stewart Securities, Inc. dba Accelerated Capital Group
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2012

	Amount
Total assessment	$ 6,571
SIPC-6 general assessment Payment made on July 19, 2012	(1,922)
SIPC-7 general assessment Payment made on February 27, 2013	(4,649)
Total assessment balance (overpayment carried forward)	$ -